

Mail Stop 3720

November 9, 2006

Via U.S. Mail and Fax (610-934-7072)
Mr. Ronald B. Stark
Vice President of Finance
Pegasus Communications Corporation
225 City Line Avenue, Suite 200
Bala Cynwyd, PA 19004

>   RE: **Pegasus Communications Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed April 6, 2006**
>
>   **Forms 10-Q for Fiscal Quarter Ended March 31, 2006 and June 30, 2006**
>   **File No. 0-32383**

Dear Mr. Stark:

　　We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

1.   On pages 29 and F-14, you disclose your impairment policy for amortizable intangibles. You state that you test for impairment whenever events and circumstances suggest the carrying amounts may not be recoverable. Tell us if you tested amortizable intangibles for impairment in 2005 and 2006. If you did not test for impairment, tell us how you determined that there were no events or circumstances that would suggest that the carrying amounts of amortizable intangibles may not be recoverable in 2005 and the first two quarters of 2006.   We may have further comments.

Forms 10-QSB for March 31 and June 30, 2006

2.   Please address comments related to the review of Form 10-K for the year ended December 31, 2005.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please furnish your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director